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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

July 17, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)
(File Nos. 333-170122 and 811-22487)

Dear Ms. Dobelbower:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to the Deutsche X-trackers MSCI All World ex US High Dividend Yield Hedged Equity ETF, Deutsche X-trackers MSCI EAFE High Dividend Yield Hedged Equity ETF, Deutsche X-trackers MSCI Emerging Markets High Dividend Yield Hedged Equity ETF and Deutsche X-trackers MSCI EMU High Dividend Yield Hedged Equity ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HIGH DIVIDEND YIELD

HEDGED EQUITY ETF

Comment 1.	The “Principal Investment Strategies” section states that the Underlying Index consists of issuers from countries including Greece, Ireland, Italy, Portugal and Spain, among others. Please consider whether “European Economic Risk” should be included as a principal risk.

Response 1.	The disclosure has been revised accordingly.

ALL FUNDS

Comment 2.	To the extent a Fund’s Underlying Index is substantially comprised of issuers in one or more sectors, please revise the disclosure in the “Principal Investment Strategies” section to include the respective percentages at which such sector or sectors comprise the Underlying Index.

Response 2.	The disclosure has been revised accordingly.

Comment 3.	To the extent a Fund’s Underlying Index or a Fund is substantially comprised of securities and issuers from one or more countries, please revise the disclosure in the “Geographic concentration risk” to include the respective percentages at which such country or countries comprise the Underlying Index.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	Please provide the index methodology rulebook for each respective Underlying Index.

Response 4.	The Trust has provided information responsive to this request.

Comment 5.	The first sentence in each Fund’s “Investment Objective” section states that the Fund “seeks investment results that correspond generally to the performance, before fees and expenses” of its Underlying Index (emphasis added). The first sentence in the “Principal Investment Strategies” section of the Prospectus states that the Fund “attempts to track the performance” of its Underlying Index. Please reconcile this disclosure.

Response 5.	Consistent with the language in the Trust’s exemptive relief, each Fund will seek investment results that correspond generally to the performance, before fees and expenses, of its Underlying Index. The disclosure has been revised for consistency.

Comment 6.	Please explain why each Fund’s management fee is not disclosed in the Funds’ initial registration statement, and confirm that the management fees will be disclosed in the final registration statement.

Response 6.	The Board of Trustees of DBX ETF Trust approved the management agreement subsequent to the initial filing. The registration statement has been revised to disclose the management fee for each Fund.

Comment 7.	Please confirm whether the forward contracts used for the purpose of hedging a Fund’s exposure to the non-U.S. currencies in its Underlying Index are included or counted for purposes of a Fund’s 80% policies. If such forward contracts are taken into account in assessing compliance with a Fund’s 80% policies, please explain how such contracts are valued for purposes of the policies.

Response 7.	The Funds do include the currency forward contracts in determining compliance with their respective 80% investment policies. In doing so, a Fund does not use the notional value of a forward contract in calculating the amount of its assets that must be invested, but rather, uses the “mark-to-market” value (i.e., any margin or net settlement obligation) of the forward contract.

Comment 8.	Please consider the number of Authorized Participants that effect creations and redemptions by posting collateral. If applicable, please incorporate risk disclosure.

Response 8.	Pursuant to our discussions, we have added applicable disclosure to the discussion of “market price risk” in the prospectus.

Comment 9.	We note that the premium/discount spread to net asset value and the bid/ask spread for certain series of the Trust are comparatively wider than other exchange-traded funds. Please consider whether more disclosure is necessary in the Funds’ registration statement regarding such risks. Additionally, please disclose supplementally how such spreads are consistent with the Trust’s exemptive relief.

Response 9.

Per our discussions, we do not believe that additional risk disclosure is necessary with respect to these Funds’ likelihood of trading at wider premiums/discounts to NAV and/or bid/ask spreads. Further, even if one or more of the Funds temporarily trades at wider premiums/discounts or bid/ask spreads, such trading would not violate any terms of the Funds’ exemptive relief. While the Funds’ exemptive relief discusses the arbitrage process and the applicants’ belief that the process will minimize premiums or discounts to NAV, there are neither (a) formal requirements or threshholds specified for such premiums or discounts not (b) guarantees as to the effectiveness of arbitrage process at all times.

Comment 10.	In the “Summary of Principal Risks”, the “Market price risk” disclosure states “[D]uring the time when NYSE Arca is open but after the applicable market closing, fixing or settlement times, bid-ask spreads and the resulting premium or discount to the Shares’ NAV may widen.” Please consider revising the language to “is likely to widen”.

Response 10.	The disclosure has been revised accordingly.

Comment 11.	The registration statement states that each Fund is non-diversified. Please supplementally disclose whether each Fund’s Underlying Index is diversified. If the Underlying Index is diversified, please explain how a Fund can be classified as non-diversified.

Response 11.

We do expect that each Underlying Index will be diversified as of each respective Fund’s inception. We note that each Fund intends to follow a represenative sampling strategy, rather than full replication, and thus may be non-diversified at some point even if the Underlying Index is diversified. However, even if each Fund’s portfolio would meet the requirements to be considered a diversified fund under Section 5(b)(1) of the 1940 Act, each Fund nevertheless holds itself out as a non-diverisifed fund: in such event, the only consequence is that investors are notified of a risk (of non-diversification) that may not in fact apply at a given time (which can be said about many risks disclosed in a fund’s prospectus). Moreover, Section 13a-1 of the 1940 Act only governs a fund’s ability to change from a diversified to a non-diversified fund. We are cognizant of the staff’s interpretation of Section 13a-1 that a fund which holds itself out as non-diversified is deemed to become a diversified fund if it operates in diversified mode for three years, but even that position presupposes that a fund may properly be classified as non-diversified even if it operates in diversified mode for some period of time.

Comment 12.	The description of the index methodology under “Additional Information About the Funds’ Investment Strategies and Risks” states that only securities with a track record of consistent dividend payments and with the capacity to sustain dividend payouts into the future are eligible index constituents. Please clarify the meaning of “consistent dividend payments”. Please consider revising the phrase “with the capacity to sustain dividend payments into the future” to indicate the risk that dividends may not continue to be paid by such companies.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	Please clarify whether the Underlying Indexes are rebalanced semi-annually or monthly.

Response 13.	The MSCI High Dividend Yield Indexes are rebalanced semi-annually in May and November. The MSCI Hedged Indexes, which are sub-indexes of the MSCI High Dividend Indexes, are rebalanced monthly. The disclosure has been revised accordingly.

Comment 14.	Please define the term “RQFII” in its first use.

Response 14.	The reference has been deleted because A-Shares are not included in any Underlying Index.

Comment 15.	In the “Additional Investment Strategies” section of the Prospectus, the disclosure states that a Fund will not invest in money market instruments or other short-term investments as part of a temporary defensive strategy to protect against potential stock market declines. In the “Investment Strategies and Risks – Short Term Instruments and Temporary Investments” section of the Statement of Additional Information, the disclosure states that a Fund may invest in short-term instruments, including money-market instruments, on an ongoing basis to provide liquidity or for other reasons. Please confirm whether a Fund may invest in money market instruments and revise the disclosure as necessary for consistency.

Response 15.	The disclosure has been revised accordingly.

Comment 16.	In the “Shareholder Information – Share Prices” section, please revise the disclosure to clarify that indicative optimized portfolio value (“IOPV”) is calculated based on the value of the Fund’s portfolio securities and not just the components of the baskets for which Creation Units are created or redeemed. Furthermore, please clarify that for funds investing in international securities, the IOPV is based on such securities’ closing prices in local markets (adjusted for currency fluctuations), which does not change during the trading day on the NYSE.

Response 16.	The Trust respectfully declines to make the first requested change because the IOPV is in fact based on the value of the components of the baskets for which Creation Units are created or redeemed (as set forth in the Trust’s exemptive relief). Regarding the second requested change, the disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz